

Mail Stop 7010

August 28, 2008

via U.S. Mail

Ann Harlan, Esq.
General Counsel
The J.M. Smucker Company
One Strawberry Lane
Orrville, OH 44667-0280

     Re: **The J.M. Smucker Company**
            Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A
            Filed August 7, 2008
            File No. 1-05111

            Registration Statement on Form S-4
            Filed August 7, 2008
            File No. 333-152451

Dear Ms. Harlan:

      We have reviewed your response letter and the amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure consistency of disclosure throughout the documents filed on behalf
        of The J.M. Smucker Company ("Smucker") and The Folgers Coffee Company
        ("Folgers"). Where comments on a particular filing's disclosure are applicable to
        disclosure in another filing, please make corresponding changes. This will
        eliminate the need for us to repeat similar comments.

2.   Please continue to monitor your requirements to provide updated financial
        statements with your next amendment. Please refer to Rule 3-12 of Regulation S-
        X.

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

Summary, page 14

3.   We note your response to our prior comment 16 and reissue such comment. It
        would appear that the material factors considered or not considered in
        determining the relative equity allocations would be material to shareholders.

The Transactions, page 92

Opinion of Smucker's Financial Advisors, page 102

William Blair & Company, L.L.C., page 103

4.   We note your response to our prior comment 22 and reissue such comment. The
        language referenced would appear to attempt to limit any liability of William
        Blair & Company, L.L.C. to your shareholders.

Ownership of Smucker Common Shares, page 164

5.   Please update your beneficial ownership table to provide the information
        presented as of the most recent practicable date. See Item 403 of Regulation S-K.

Amendment No. 1 to Registration Statement on Form S-4

6.   We note your response to our prior comment 4 and remind you to file all exhibits
        as soon as practicable. Because the receipt of the tax opinions by Smucker and
        P&G is a waivable condition to the proposed transactions, we would expect that
        the executed versions of the opinions will be filed before effectiveness. In
        addition, we remind you to file an executed opinion regarding legality of the
        shares before requesting acceleration of effectiveness.

Exhibits 8.1 and 8.2

7.   Please obtain and file revised opinions that do not suggest that shareholders may not rely on each opinion.

Exhibit 8.2

8.   We note the reference in this exhibit to counsel's reliance on the accuracy and completeness of the facts, information, representations, covenants and agreements of, among other things, the "Other RMT Agreements" and the "TMA Side Letter." Please obtain and file a revised opinion that describes these agreements in such detail as is necessary for a reader to understand to which agreements the opinion makes reference.

9.   So that we may consider the assumptions set forth in the opinion, please provide, on a supplemental basis, copies of the "letter to P&G from Blackstone Group" and the "Representation Letters."

***

Closing Comments

        As appropriate, please amend the above filings in response to these comments. You may wish to provide us with a marked copy of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact John Cannarella at (202) 551-3337 or Jill Davis, Accounting Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, me at (202) 551-3611 with any other questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: J. Cannarella
        J. Davis
        L. Nicholson

        via facsimile

        John J. Jenkins, Esq.
        (216) 241-0816